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EXHIBIT 10.9

AMENDMENT AND RESTATEMENT OF
THE FIRST NATIONAL BANK
GROUP TERM REPLACEMENT PLAN B

        On April 1st, 1999, THE FIRST NATIONAL BANK, a national bank located in Greencastle, Pennsylvania (the "Company") and the Executive entered into a Group Term Replacement Agreement (the "Agreement"). The Company and the Participants selected to participate in this Plan (the "Participants") now desire to amend and restate the Agreement for the purpose of updating all the terms and provisions contained therein. This new Agreement shall rescind and replace the existing Agreement.

INTRODUCTION

        The Company wishes to attract, retain and reward highly qualified executives. To further this objective, the Company is willing to divide the death proceeds of certain life insurance policies which are owned by the Company on the lives of the participating executives with the designated beneficiary of each insured participating executive. The Company will pay the life insurance premiums from its general assets.

Article 1
General Definitions

        The following terms shall have the meanings specified:

        1.1   "Change of Control" means any of the following:

          (A)  any person (as such term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), other than the Corporation, a subsidiary of the Corporation, an employee benefit plan (or related trust) of the Corporation or a direct or indirect subsidiary of the Corporation, or affiliates of the Corporation (as defined in Rule 12b-2 under the Exchange Act), becomes the beneficial owner (as determined pursuant to Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Corporation representing more than 50% of the combined voting power of the Corporation's then outstanding securities; or

          (B)  the liquidation or dissolution of the Corporation or the Company or the occurrence of, or execution of an agreement providing for, a sale of all or substantially all of the assets of the Corporation or the Company to an entity which is not a direct or indirect subsidiary of the Corporation; or

          (C)  the occurrence of, or execution of an agreement providing for, a reorganization, merger, consolidation or other similar transaction or connected series of transactions of the Corporation as a result of which either (a) the Corporation does not survive or (b) pursuant to which shares of the Corporation common stock ("Common Stock") would be converted into cash, securities or other property, unless, in case of either (a) or (b), the holders of Corporation Common Stock immediately prior to such transaction will, following the consummation of the transaction, beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the corporation surviving, continuing or resulting from such transaction; or

          (D)  the occurrence of, or execution of an agreement providing for, a reorganization, merger, consolidation, or similar transaction of the Corporation, or before any connected series of such transactions, if, upon consummation of such transaction or transactions, the persons who are members of the Board of Directors of the Corporation immediately before such transaction or transactions cease or, in the case of the execution of an agreement for such transaction or transactions, it is contemplated in such agreement that upon consummation such persons would cease, to constitute a majority of the Board of Directors of the Corporation or, in a case where the

  Corporation does not survive in such transaction, of the corporation surviving, continuing or resulting from such transaction or transactions; or

          (E)  any other event which is at any time designated as a "Change of Control" for purposes of this Agreement by a resolution adopted by the Board of Directors of the Corporation with the affirmative vote of a majority of the non-employee directors in office at the time the resolution is adopted; in the event any such resolution is adopted, the Change of Control event specified thereby shall be deemed incorporated herein by reference and thereafter may not be amended, modified or revoked without the written agreement of Executive.

          (F)  during any period of two consecutive years during the term of this Agreement, individuals who at the beginning of such period constitute the Board of Directors of the Bank or Corporation cease for any reason to constitute at least a majority thereof, unless the election of each director who was not a director at the beginning of such period has been approved in advance by directors representing at least two-thirds of the directors then in office who were directors at the beginning of the period, provided however this provision shall not apply in the event two-thirds of the Board of Directors at the beginning of a period no longer are directors due to death, normal retirement, or other circumstances not related to a Change of Control.

        Notwithstanding anything else to the contrary set forth in this Agreement, if (i) an agreement is executed by the Corporation or the Company providing for any of the transactions or events constituting a Change of Control as defined herein, and the agreement subsequently expires or is terminated without the transaction or event being consummated, and (ii) Participant's employment did not terminate during the period after the agreement and prior to such expiration or termination, for purposes of this Agreement it shall be as though such agreement was never executed and no Change of Control event shall be deemed to have occurred as a result of the execution of such agreement.

        1.2   "Corporation" means Tower Bancorp, Inc.

        1.3   "Disability" means the Participant's inability to perform substantially all normal duties of an employee, as determined by the Company's Board of Directors in its sole discretion. As a condition to any benefits, the Company may require the Participant to submit to such physical or mental evaluations and tests as the Board of Directors deems appropriate.

        1.4   "Four Times Total Compensation" means the current base annual salary plus the most recent bonus of the Participant at the earliest of: (1) the date of the Participant's death; (2) the date of the Participant's Disability; or (3) the Participant's Termination of Employment, multiplied by a factor of four, but not in excess of the maximum dollar amount of the Participant's interest set forth in Exhibit B.

        1.5   "Insured" means the individual whose life is insured.

        1.6   "Insurer" means the insurance company issuing the life insurance policy on the life of the insured.

        1.7   "Participant" means the executive who is designated by the Board of Directors as eligible to participate in the Plan, elects in writing to participate in the Plan using the form attached hereto as Exhibit A, and signs a Split Dollar Endorsement for the Policy in which he or she is the Insured.

        1.8   "Policy" or "Policies" means the individual insurance policy (or policies) adopted by the Board of Directors for purposes of insuring a Participant's life under this Plan.

        1.9   "Plan" means this instrument, including all amendments thereto.

        1.10 "Plan Year" means the calendar year. In the year of implementation, Plan Year shall mean the period from the date of this Agreement through December 31 of the same year.

        1.11 "Termination of Employment" means that the Executive ceases to be employed by the Company for any reason whatsoever other than by reason of a leave of absence which is approved by the Company. For purposes of this Agreement, if there is a dispute over the employment status of the Executive or the date of the Executive's Termination of Employment, the Company shall have the sole and absolute right to decide the dispute.

        1.12 "Terminated for Cause" means that the Company has terminated the Participant's employment for any of the following reasons:

          1.12.1 Gross negligence or gross neglect of duties;

          1.12.2 Commission of a felony or of a gross misdemeanor involving moral turpitude in connection with the Participant's employment with the Company; or

          1.12.3 Fraud, disloyalty, dishonesty or willful violation of any law or significant Company policy committed in connection with the Participant's employment and resulting in an adverse effect on the Company.

          1.12.4 Removal. Notwithstanding any provision of this Agreement to the contrary, the Company shall not pay any benefit under this Agreement if the Executive is subject to a final removal or prohibition order issued by an appropriate federal banking agency pursuant to Section 8(e) of the Federal Deposit Insurance Act.

        1.13 "Vested Insurance Benefit" means the Company will provide the Participant with continued insurance coverage after the Participant's Termination of Employment.

        1.14 "Years of Service" means total years of employment with the Company including any approved leaves of absences.

Article 2
Participation

        2.1   Eligibility to Participate. The Board of Directors in its sole discretion shall designate from time to time Participants that are eligible to participate in this Plan.

        2.2   Participation. The eligible executive may participate in this Plan by executing an Election to Participate and a Split Dollar Endorsement. The Split Dollar Endorsement shall bind the Participant and his or her beneficiaries, assigns and transferees, to the terms and conditions of this Plan. An executive's participation is limited to only Policies where he or she is the Insured. Exhibit B attached hereto sets forth the original Insured participants and the Policies on their lives.

        2.3   Termination of Participation. A Participant's rights under this Plan shall cease and his or her participation in this Plan shall terminate if any of the following events occur: (1) the Participant's employment with the Company is terminated prior the Participant meeting any of the criteria for a Vested Insurance Benefit under section 5.1; (2) the Participant's employment with the Company is Terminated for Cause; or (3) the Plan or any Participant's rights under the Plan are terminated in accordance with Section 12.1 of this Agreement. In the event that the Company decides to maintain the Policy after the Participant's termination of participation in the Plan, the Company shall be the direct beneficiary of the entire death proceeds of the Policy.

Article 3
Premium Payments

        The Company shall pay all premiums due on all Policies.

Article 4
Policy Ownership/Interests

        4.1   Company Ownership. The Company shall own the Policies and shall have the right to exercise all incidents of ownership and, subject to Article 7, the Company may terminate a Policy without the consent of the Insured. With respect to each Policy, the Company shall be the direct beneficiary of an amount of death proceeds equal to the greatest of: (1) the cash surrender value of the policy; (2) the aggregate premiums paid on the Policy by the Company less any outstanding indebtedness to the Insurer; or (3) the amount in excess of Four Times Total Compensation of the Insured/Participant. If the Company owns more than one policy on a Participant, the Policies shall be aggregated with respect to item (3) of this section.

        4.2   Participant's Interest. Each Participant, or the Participant's assignee, shall have the right to designate the beneficiary of the death proceeds of the Policy remaining after the payment to the Company of its interests. The Participant shall also have the right to elect and change settlement options with the consent of the Company and the Insurer.

Article 5
Vesting

        5.1   Vested Insurance Benefit. The Participant shall have a Vested Insurance Benefit equal to Four Times Total Compensation at the earliest of the following events:

          5.1.1 Reaching age 55 while employed by the Company and having a minimum of 10 Years of Service;

          5.1.2 Termination of Employment due to Disability;

          5.1.3 Termination of Employment following a Change of Control; or

          5.1.4 At the discretion of the Board of Directors if there are other circumstances not addressed in Sections 5.1.1, 5.1.2 or 5.1.3 of this Agreement.

          5.1.5 Jeff B. Shank shall have a Vested Insurance Benefit upon the execution of the Election to Participate and the Split Dollar Endowment.

        5.2   Loss of Benefit. Notwithstanding the provisions of Section 5.1, the Participant will lose his or her Vested Insurance Benefit if: (1) the Participant is Terminated for Cause; (2) the Participant violates the non-competition provisions described in Article 8; (3) the Participant commits suicide within two years of the date of this Agreement, (4) the Participant has made any material misstatement of fact on any application for life insurance purchased by the Company; or (5) in the case of a Disabled Participant, if such Participant becomes gainfully employed by an entity other than the Company.

Article 6
Imputed Income

        The Company shall impute income to the Participant in an amount equal to the current term rate for the Participant's age multiplied by the aggregate death benefit payable to the Participant's beneficiary. The "current term rate" is the minimum amount required to be imputed under Revenue Rulings 64-328 and 66-110, or any subsequent applicable authority. The Company will provide each participant with an annual statement of the amount of income reportable by the participant for federal and state income tax purposes as a result of such imputed income.

Article 7
Comparable Coverage

        7.1   Insurance Policies. If a Participant has a Vested Insurance Benefit, the Company may provide such benefit through the Policies purchased at the commencement of this Plan or may provide comparable insurance coverage to the Participant through whatever means the Company deems appropriate. If the Participant waives his or her right to the benefit, the Company can choose to cancel the Policy or Policies on the Participant, or may continue such coverage and become the direct beneficiary of the entire death proceeds.

        7.2   Offer to Purchase. If the Company discontinues a Policy on an active or vested Participant for any reason, the Company shall give the Participant at least thirty (30) days to purchase such Policy. The purchase price shall be the cash surrender value of the Policy. Such notification shall be in writing.

Article 8
Competition After Termination of Employment

        8.     Competition After Termination of Employment. No benefits shall be payable if the Executive, without the prior written consent of the Company, violates the following described restrictive covenants.

          8.1    Non-compete Provision.    The Executive shall not, for a period of three (3) years after termination either directly or indirectly, either as an individual or as a proprietor, stockholder, partner, officer, director, employee, agent, consultant or independent contractor of any individual, partnership, corporation or other entity (excluding an ownership interest of one percent (1%) or less in the stock of a publicly traded company):

  (i)
  become employed by, participate in, or be connected in any manner with the ownership, management, operation or control of any bank, savings and loan or other similar financial institution if the Executive's responsibilities will include providing banking or other financial services in Franklin County or within fifty (50) mile of any office maintained by the Company as of the date of the termination of the Executive's employment or if the Executive regularly conducts business in or from an office or branch in Franklin County or any other county or city in which the Company has an office or branch as of the date of the termination of the Executive's employment; or

  (ii)
  participate in any way in hiring or otherwise engaging, or assisting any other person or entity in hiring or otherwise engaging, on a temporary, part-time or permanent basis, any individual who was employed by the Company during the three (3) year period immediately prior to the termination of the Executive's employment; or

  (iii)
  assist, advise, or serve in any capacity, representative or otherwise, any third party in any action against the Company or transaction involving the Company; or

  (iv)
  sell, offer to sell, provide banking or other financial services, assist any other person in selling or providing banking or other financial services, or solicit or otherwise compete for, either directly or indirectly, any orders, contract, or accounts for services of a kind or nature like or substantially similar to the services performed or products sold by the Company (the preceding hereinafter referred to as "Services"), to or from any person or entity from whom the Executive or the Company provided banking or other financial services, sold, offered to sell or solicited orders, contracts or accounts for Services during the three (3) year period immediately prior to the termination of the Executive's employment; or

  (v)
  divulge, disclose, or communicate to others in any manner whatsoever, any confidential information of the Company, including, but not limited to, the names and addresses of customers of the Company, as they may have existed from time to time or of any of the Company's prospective customers, work performed or services rendered for any customer, any method and/or procedures relating to projects or other work developed for the Company, earnings or other information concerning the Company. The restrictions contained in this subparagraph (v) apply to all information regarding the Company, regardless of the source who provided or compiled such information. Notwithstanding anything to the contrary, the terms of this subparagraph (v) shall not be limited to the three (3) year restriction set forth above and all information referred to herein shall not be disclosed unless and until it becomes known to the general public from sources other than the Executive.

        8.2   Judicial Remedies. In the event of a breach or threatened breach by the Executive of any provision of these restrictions, the Executive recognizes the substantial and immediate harm that a breach or threatened breach will impose upon the Company, and further recognizes that in such event monetary damages may be inadequate to fully protect the Company. Accordingly, in the event of a breach or threatened breach of this Agreement, the Executive consents to the Company's entitlement to such ex parte, preliminary, interlocutory, temporary or permanent injunctive, or any other equitable relief, protecting and fully enforcing the Company's rights hereunder and preventing the Executive from further breaching any of his obligations set forth herein. The Executive expressly waives any requirement, based on any statute, rule of procedure, or other source, that the Company post a bond as a condition of obtaining any of the above-described remedies. Nothing herein shall be construed as prohibiting the Company from pursuing any other remedies available to the Company at law or in equity for such breach or threatened breach, including the recovery of damages from the Executive. The Executive expressly acknowledges and agrees that: (i) the restrictions set forth in Section 8.1 are reasonable, in terms of scope, duration, geographic area, and otherwise, (ii) the protections afforded the Company in Section 8.1 are necessary to protect its legitimate business interest, (iii) the restrictions set forth in Section 8.1 will not be materially adverse to the Executive's employment with the Company, and (iv) his agreement to observe such restrictions forms a material part of the consideration for this Agreement.

        8.3   Overbreadth of Restrictive Covenant. It is the intention of the parties that if any restrictive covenant in this Agreement is determined by a court of competent jurisdiction to be overly broad, then the court should enforce such restrictive covenant to the maximum extent permitted under the law as to area, breadth and duration.

Article 9
Assignment

        Any Participant may assign without consideration all interests in his or her Policy and in this Plan to any person, entity or trust. In the event a Participant shall transfer all of his/her interest in the Policy, then all of that Participant's interest in his or her Policy and in the Plan shall be vested in his/her transferee, subject to such transferee executing agreements binding them to the provisions of this Plan, who shall be substituted as a party hereunder, and that Participant shall have no further interest in his or her Policy or in this Plan.

Article 10
Insurer

        The Insurer shall be bound only by the terms of their corresponding Policy. Any payments the Insurer makes or actions it takes in accordance with a Policy shall fully discharge it from all claims, suits and demands of all persons relating to that Policy. The Insurer shall not be bound by the provisions of this Plan, except to the extent of any endorsement filed with the Insurer. The Insurer shall have the right to rely on the Company's representations with regard to any definitions, interpretations, or Policy interests as specified under this Plan.

Article 11
Claims Procedure

        11.1 Claims Procedure. The Company shall notify any person or entity that makes a claim against this Plan (the "Claimant"), in writing, within ninety (90) days of Claimant's written application for benefits, of Claimant's eligibility or ineligibility for benefits under this Plan. If the Company determines that Claimant is not eligible for benefits or full benefits, the notice shall set forth (1) the specific reasons for such denial, (2) a specific reference to the provisions of this Plan on which the denial is based, (3) a description of any additional information or material necessary for the Claimant to perfect Claimant's claim, and a description of why it is needed, and (4) an explanation of this Plan's claims review procedure and other appropriate information as to the steps to be taken if the Claimant wishes to have the claim reviewed. If the Company determines that there are special circumstances requiring additional time to make a decision, the Company shall notify the Claimant of the special circumstances and the date by which a decision is expected to be made, and may extend the time for up to an additional ninety-day period. Upon resolution of all open issues, the Company shall receive the proceeds and upon recovering the share of the proceeds to which it is entitled, shall distribute the Claimant's proceeds.

        11.2 Review Procedure. If a Claimant is determined by the Company not to be eligible for benefits, or if the Claimant believes that Claimant is entitled to greater or different benefits, the Claimant shall have the opportunity to have such claim reviewed by the Company by filing a petition for review with the Company within sixty (60) days after receipt of the notice issued by the Company. Said petition shall state the specific reasons which the Claimant believes entitle Claimant to benefits or to greater or different benefits. Within sixty (60) days after receipt by the Company of the petition, the Company shall afford the Claimant (and counsel, if any) an opportunity to present Claimant's position to the Company verbally or in writing, and the Claimant (or counsel) shall have the right to review the pertinent documents. The Company shall notify the Claimant of its decision in writing within the sixty-day period, stating specifically the basis of its decision, written in a manner calculated to be understood by the Claimant and the specific provisions of this Plan on which the decision is based. If, because of the need for a hearing, the sixty-day period is not sufficient, the decision may be deferred for up to another sixty-day period at the election of the Company, but notice of this deferral shall be given to the Claimant.

Article 12
Amendment or Termination of Plan

        12.1 Non-Vested Insurance Benefit. Unless a Participant has a Vested Insurance Benefit pursuant to Section 5.1, the Company may amend or terminate the Plan at any time, or may amend or terminate a Participant's rights under the Plan at any time prior to a Participant's death by written notice to the Participant.

        12.2 Vested Insurance Benefit. If a Participant has a Vested Insurance Benefit, the Company may amend or terminate the Plan only if (1) continuation of the Plan would cause significant financial harm to the Company and (2) the Participant agrees to such action.

Article 13
Miscellaneous

        13.1 Binding Effect. This Plan in conjunction with each Split Dollar Endorsement shall bind each Participant and the Company, their beneficiaries, survivors, executors, administrators and transferees and any Policy beneficiary.

        13.2 No Guarantee of Employment. This Plan is not an employment policy or contract. It does not give a Participant the right to remain an employee of the Company, nor does it interfere with the Company's right to discharge a Participant. It also does not require a Participant to remain an employee nor interfere with a Participant's right to terminate employment at any time.

        13.3 Named Fiduciary. For purposes of the Employee Retirement Income Security Act of 1974, if applicable, the Company shall be the named fiduciary and plan administrator under the Plan. The named fiduciary may delegate to others certain aspects of the management and operation responsibilities of the plan including the employment of advisors and the delegation of ministerial duties to qualified individuals.

        13.4 Applicable Law. The Plan and all rights hereunder shall be governed by and construed according to the laws of the Commonwealth of Pennsylvania, except to the extent preempted by the laws of the United States of America.

        13.5 Notice. Any notice, consent or demand required or permitted to be given under the provisions of this Plan by one party to another shall be in writing, shall be signed by the party giving or making the same, and may be given either by delivering the same to such other party personally, or by mailing the same, by United States certified mail, postage prepaid, to such party, addressed to his/her last known address as shown on the records of the Company. The date of such mailing shall be deemed the date of such mailed notice, consent or demand.

        13.6 Entire Agreement. This Plan constitutes the entire agreement between the Company and the Participant as to the subject matter hereof. No rights are granted to the Participant by virtue of this Plan other than those specifically set forth herein.

        13.7 Administration. The Company shall have powers which are necessary to administer this Plan, including but not limited to:

          13.7.1 Interpreting the provisions of the Plan;

          13.7.2 Establishing and revising the method of accounting for the Plan;

          13.7.3 Maintaining a record of benefit payments; and

          13.7.4 Establishing rules and prescribing any forms necessary or desirable to administer the Plan.

        13.8 Designated Fiduciary. For purposes of the Employee Retirement Income Security Act of 1974, if applicable, the Company shall be the named fiduciary and plan administrator under the Agreement. The named fiduciary may delegate to others certain aspects of the management and operation responsibilities of the plan including the employment of advisors and the delegation of ministerial duties to qualified individuals.

        IN WITNESS WHEREOF, the Company executes this Plan as of the date indicated above.

COMPANY:
THE FIRST NATIONAL BANK
By
Title

        By execution hereof, Tower Bancorp, Inc. consents to and agrees to be bound by the terms and condition of this Agreement.

ATTEST:	CORPORATION: TOWER BANCORP, INC.
By
Title

EXHIBIT B
THE FIRST NATIONAL BANK
LIST OF PARTICIPANTS

Participant's Name

McDowell, John H.
Shank, Jeffrey B.

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EXHIBIT B THE FIRST NATIONAL BANK LIST OF PARTICIPANTS